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                                  UNITED STATES

            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 24, 2003.
                             ------

                            DOMAN INDUSTRIES LIMITED
                -----------------------------------------------
                (Translation of registrant's name into English)

                      3rd Floor, 435 Trunk Road, Duncan,
                       British Columbia, Canada V9L 2P9
                -----------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  / X /    Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /     No / X /

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b):

82-_______________________.

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[LOGO DOMAN INDUSTRIES LIMITED OMITTED]     DOMAN INDUSTRIES LIMITED
                                            435 Trunk Road
                                            Duncan, British Columbia
                                            Canada  V9L 2P9

                                            Telephone:   (250) 748-3711
                                            Facsimile:   (250) 748-6045


                              N E W S R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

FEBRUARY 24, 2003 - DUNCAN, BRITISH COLUMBIA. Doman Industries Limited (the "Company") announced today that on February 21, 2003, the Supreme Court of British Columbia issued an order, in connection with proceedings under the COMPANIES CREDITORS ARRANGEMENT ACT, approving the proof of claim form and manner of distribution of the proof of claim package to the Company's creditors and setting the Claims Bar Date as 5:00 p.m. (Vancouver time) on March 31, 2003. The Court also extended the stay of proceedings provided for in the Confirmation Order granted by the Court to April 30, 2003. A copy of the order may be obtained by accessing the Company's website at www.domans.com.


ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ON BEHALF OF DOMAN INDUSTRIES LIMITED

[signed]

-----------------------------------------------------
P.G. HOSIER, VICE-PRESIDENT, FINANCE AND SECRETARY

FOR FURTHER INFORMATION CONTACT:                    RICK DOMAN (250) 748-3711 OR
                                                    P.G. HOSIER (604) 665-6231.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DOMAN INDUSTRIES LIMITED
                                       -----------------------------------------
                                                      (Registrant)

Date    February 24, 2003              By         /s/ Philip G. Hosier
    ------------------------------        --------------------------------------
                                                     (Signature) *

Philip G. Hosier, Vice President, Finance and Secretary
--------------------------------------------------------------
* Print the name and title under the signature of the signing officer